SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Purchase of Own Securities announcement dated 3 February 2006
99.2	Purchase of Own Securities announcement dated 6 February 2006
99.3	Purchase of Own Securities announcement dated 7 February 2006
99.4	Purchase of Own Securities announcement dated 9 February 2006
99.5	Purchase of Own Securities announcement dated 10 February 2006
99.6	Purchase of Own Securities announcement dated 13 February 2006
99.7	Purchase of Own Securities announcement dated 14 February 2006
99.8	Purchase of Own Securities announcement dated 15 February 2006
99.9	Purchase of Own Securities announcement dated 16 February 2006
99.10	Purchase of Own Securities announcement dated 17 February 2006
99.11	Purchase of Own Securities announcement dated 20 February 2006
99.12	Purchase of Own Securities announcement dated 21 February 2006
99.13	Purchase of Own Securities announcement dated 22 February 2006
99.14	Purchase of Own Securities announcement dated 27 February 2006
99.15	Purchase of Own Securities announcement dated 28 February 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ V. Penrice
Name:	V. PENRICE
Title:	HEAD OF SECRETARIAT

Date:	28th February 2006